UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.______*)

Aphton Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03759P-10-1
(Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Schedule 13 G

1)  Name of Reporting Person     Richard L. Littenberg

2)  Check the Appropriate Box if a Member of a Group (a)___(b)___

3)  SEC Use Only

4)  Citizenship or Place of Organization    US

     Number of
     Shares                 (5)  Sole Voting Power        1,152,050
     Beneficially
     Owned By               (6)  Shared Voting Power              0
     Each
     Reporting              (7)  Sole Dispositive Value   1,152,050
     Person
     With                   (8)  Shared Dispositive Value         0

9)  Aggregate Amount Beneficially Owned By Each Person 1,152,050

10)  Check Box If The Aggregate Amount in Row 9 Excludes
        Certain Shares

11)  Percent of Class Represented by Amount in Row 9    8.0%

12)  Type Of Reporting Person                    IN


----------/s/-----------------                  1/28/99
Signature of Reporting Person                     Date
Richard L. Littenberg